UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rosenwald, Lindsay A.
   c/o Paramount Capital Asset Management, Inc.
   787 Seventh Avenue
   48th Floor
   New York, NY  10019
2. Issuer Name and Ticker or Trading Symbol
   PROCEPT
   PRCT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   AUGUST/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Placement Option (1)  |$110,000|8/10/|J(2)| |2.5 (1)    |A  |10/9/|4/9/ |Units(1)    |2.5    |(2)    |2.5(1)      |I  |(3)         |
                      |        |98(2)|    | |           |   |98   |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Placement Option (1)  |$110,000|8/10/|J(2)| |2.967(1)   |A  |10/9/|4/9/ |Units(1)    |2.967  |(2)    |2.967(1)    |D  |            |
                      |        |98(2)|    | |           |   |98   |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Advisory Option (1)   |$110,000|8/10/|J(4)| |10.975(1)  |A  |10/9/|4/9/ |Units(1)    |10.975 |(2)    |10.975(1)   |D  |            |
                      |        |98(4)|    | |           |   |98   |03   |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Placement Options and Advisory Options are options to purchase units each consisting of (i) 20,000 shares of Common Stock and (ii) Class C Warrants to purchase 20,000 shares of Common Stock.
(2) Pursuant to a Placement Agency Agreement between the Issuer and Paramount Capital, Inc., Paramount Capital, Inc. designated recipients (the "Paramount Option Designees") of the Placement Options. The Reporting Person was among the Paramount Option Designees and received such Placement Options in connection with a private placement of securities of the Issuer of which Paramount Capital, Inc. acted as placement agent. The Placement Options become exerciseable within 60 days of August 10, 1998.
(3) The Reporting Person is the President and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount"). Paramount is the General Partner of the Aries Domestic Fund, L.P. (the "Partnership") and also serves as the Investment Manager to The Aries Trust (the "Trust" and with the Partnership, the "Aries Funds"), a Cayman Islands trust. The Aries
     Funds each owns securities of the Issuer. Dr. Rosenwald disclaims beneficial ownership of the securities held by the Aries Funds, except to the extent of his pecuniary interest therein, if any. Furthermore, pursuant to certain agreements, the Aries Funds have the right to designate a majority of the members of the Issuer's Board of Directors, however, Dr. Rosenwald disclaims any status as a Director of the Issuer himself.
(4) Pursuant to a Financial Advisory Agreement between the Issuer and Paramount Capital, Inc., Paramount Capital, Inc. designated recipients (the "Paramount Advisory Option Designees") of the Advisory Options. The Reporting Person was among the Paramount Advisory Option Designees and received such Advisory Options in connection with a private placement of securities of the Issuer. The Advisory Options become exerciseable within 60 days of August 10, 1998.



**SIGNATURE OF REPORTING PERSON
/s/Lindsay A. Rosenwald, M.D.
---------------------------------
Lindsay A. Rosenwald, M.D.

DATE
9/10/98

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in SEC 1474 (7-96) this form are not required to respond unless the form displays a currently valid OMB Number.

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